Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,
Huishan District, Wuxi,

Jiangsu Province, China 214189

February 10, 2023

Via Edgar Correspondence

Mr. Eranga Dias

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Mingteng International Corporation Inc. Draft Registration Statement on Form F-1 Submitted November 10, 2022 CIK No. 0001948099

Dear Mr. Dias,

This letter is in response to the letter dated December 7, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mingteng International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1 Submitted November 10, 2022

Cover Page

1. We note your disclosure that Yingkai Xu owns 41.82% and Jingzhu Ding, Mr. Yingkai Xu's spouse, owns 40.18% of your ordinary shares. Please disclose whether you will be a "controlled company" following this offering under the applicable Nasdaq listing standards and, if so, whether you will use related exemptions to governance rules under those standards. If so, please revise the registration statement to describe the exemptions from corporate governance on which you will be entitled to rely and the related risks to investors.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that pursuant to Nasdaq Listing Rule 5615(c)(1), a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Under Nasdaq listing Rule 5605(a)(2), “Family Member” means a person’s spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone residing in such person’s home.

Ms. Jingzhu Ding is Mr. Yingkai Xu’s spouse. Mr. Yingkai Xu, through YK Xu Holding Limited and Hongze L.P., owns 2,091,000 ordinary shares, which represents 41.82% of the issued and outstanding ordinary shares of our Company. Ms. Jingzhu Ding, through DJZ Holding Limited and Hongze L.P., owns 2,459,000 ordinary shares, which represents 49.18% of the issued and outstanding ordinary shares of our Company. Upon completion of this offering, we assume Ms. Ding and Mr. Xu will together hold more than 50% of the Company’s issued and outstanding shares, and we will revise to disclose the exact number afterward. Accordingly, the Company will be a controlled company under applicable Nasdaq listing standards. We revised to describe the exemptions from corporate governance on which the Company will be entitled to rely and the related risks to investors on pages 15 and 57 of the Amendment No. 1 to the Draft Registration Statement, respectively.

2. Please revise the cover page to provide a narrower estimate of the offering price range. For initial public offerings, a price range in excess of $2 for offerings up to $10 per share will not be considered bona fide. Please refer to the guidance provided in Question 134.04 in the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised the price range as requested on the cover page in the Amendment No. 1 to the Draft Registration Statement.

Risk Factors, page 21

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to our offering that may add to this risk and the risks to investors when investing in our ordinary shares where the price is changing rapidly, and we have clearly state that such volatility, including any shares-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares on the page 53 of the Amendment No. 1 to the Draft Registration Statement.

4. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to disclose the cybersecurity risks in our supply chain based on third-party services used in our business and how a cybersecurity incident in our supply chain could impact our business, and the measures we have taken to mitigate these risks on page 40 of the Amendment No. 1 to the Draft Registration Statement.

We have pledges on our intellectual property..., page 27

5. We note your disclosure that you have pledged two patents in connection with short-term bank loans, however, it appears that your loans with Jiangsu Wuxi Rural Commercial Bank have been repaid. Please clarify and revise to disclose the terms of any existing short-term bank loans.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that no pledged patent was connected with the repaid loans with Jiangsu Wuxi Rural Commercial Bank. We have disclosed in Note 10 on page F-21 and Note 23 on page F-55 the two pledged patents are in connection with an additional short-term bank loan with Bank of Jiangsu, which has not been repaid, and we revised to disclose the terms of this short-term bank loan with Bank of Jiangsu on page 28 of the Amendment No. 1 to the Draft Registration Statement.

Use of Proceeds, page 59

6. We note that you intend to use the proceeds from this offering to invest in new production facilities to improve production capacity and purchase high-end production equipment. We further note that you plan to build an intelligent production workshop and acquire aluminum alloy product manufactures. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. If the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have plans to use the proceeds, directly or indirectly, to acquire assets, other than in the ordinary course of business, and accordingly we revised our growth strategies to remove the statements relating to acquisitions on page 86 of the Amendment No. 1 to the Draft Registration Statement.

Dilution, page 61

7. Expand the disclosure to show how the numbers and percentages would change assuming the exercise and conversion of all outstanding securities.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we currently do not have outstanding securities that are convertible into or exercisable for ordinary shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

8. We note your disclosure that you "do not believe that inflation has had a material impact on [y]our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on [y]our ability to maintain current levels of gross margin and operating expenses if the revenues from [y]our products do not increase with such increased costs." Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to disclose our plans to mitigate inflationary pressures on page 74 of the Amendment No. 1 to the Draft Registration Statement.

9. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to disclose the impact of supply chain disruptions on our results of operations on page 74 of the Amendment No. 1 to the Draft Registration Statement.

Business, page 97

10. We are unable to read the notations contained in the graphics on pages 88 and 89. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that revised to provide clear versions of the notations contained in the graphics on pages 88 and 89 of the Amendment No. 1 to the Draft Registration Statement.

Related Party Transaction, page 119

11. We note your disclosure on page F-19 that the "company provides personal loans to individuals, such as employees and friends of managers, anticipating that these individuals will provide the Company with corresponding services or business conveniences in the future." Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to disclose that as of December 31, 2022, all loans to employees and third party individuals were repaid in Note 6 on page F-16 of the Amendment No. 1 to the Draft Registration Statement.

12. Please revise to provide the information for the period since the beginning of the company’s preceding three financial years up to the date of the document. Refer to Item 7.B. of Form 20-F. Additionally, please revise the disclosure to update for your current shareholders, directors and officers. For example, you state that Jingzhu Ding is a current director.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to disclose the information for the period since the beginning of the company’s preceding three financial years up to the date of the document on page 119 and 120 of the Amendment No. 1 to the Registration Statement. We also respectfully advise the Staff that we did not state that Jingzhu Ding is a current director in the Draft Registration Statement.

Principal Shareholders, page 120

13. We note your disclosure that Jingzhu Ding, through Jocelyn Ding Limited, an intermediate holding company for DJZ Holding Limited, holds 90% shares of Hongze L.P. and has dipositive power over the shares held by Hongze L.P. Please clarify why it appears that the 450,000 shares held by Hongze L.P. are not included in the beneficial ownership of DJZ Holding Limited or YK Xu Holding Limited.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to include the 450,000 shares held by Hongze L.P. in the beneficial ownership of DJZ Holding Limited on page 121 of the Amendment No. 1 to the Draft Registration Statement.

Exhibits

14. We note your disclosure of leased property on page 99. Please file all material lease agreements or tell us why you are not required to do so.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we filed the translation of our lease agreement as Exhibit 10.9 of the Amendment No. 1 to the Draft Registration Statement.

15. If true, revise the exhibit index to clarify that Exhibits 10.7 and 10.8 are the form of your purchase and sales contracts. If you have redacted information from Exhibits 10.7 and 10.8 pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of your exhibits have been omitted, refile to clearly indicate where information is omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the company treats as private or confidential.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised to clarify that Exhibits 10.7 and 10.8 of the Amendment No. 1 to the Draft Registration Statement are the form of our purchase and sales contracts.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. The Company intends to supplementally provide the Staff with copies of all such written communications presented to potential investors in reliance on Section 5(d) of the Securities Act as promptly as practicable following such presentation, if any. The Company advises the Staff that potential investors will not be permitted to retain copies of such written communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Yingkai Xu
Name:	Yingkai Xu
Title:	Chief Executive Officer

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